EX-99.77I item77exhibiti.htm

DIREXION SHARES ETF TRUST

Direxion Daily Emerging Markets Bear 3X Shares

Supplement dated January 26, 2010 to
Prospectus dated
October 1, 2008 (as last Supplemented on December 1, 2009) and
April 1, 2009 (as last Supplemented on December 1, 2009)

The Board of Trustees of Direxion Shares ETF Trust ("Trust") has approved a reverse split of the issued and outstanding shares of the Direxion Daily Emerging Markets Bear 3X Shares ("Fund").

After the close of the markets on March 3, 2010 (the "Record Date"), the Fund will effect a one for ten reverse split of its issued and outstanding shares. As a result of this reverse split, every ten shares of the Fund will be exchanged for one share. Accordingly, the number of the Fund's issued and outstanding shares will decrease by approximately 90%. In addition, the per share net asset value ("NAV") and next day's opening market price of the Fund will be approximately ten-times higher. Shareholders of record on the Record Date will participate in the reverse split. Shares of the Fund will begin trading on NYSE Arca, Inc. ("NYSE Arca") on a split-adjusted basis on Thursday, March 4, 2010 (the "Effective Date").

The next day's opening market value of the Fund's issued and outstanding shares, and thus a shareholder's investment value, will not be affected by the reverse split. The table below illustrates the effect of a hypothetical one for ten reverse split anticipated for the Fund:

1 for 10 Reverse Split
Period      # of Shares Owned   Hypothetical NAV  Total Market Value
Pre-Split                100                 $5                 $500
Post-Split                10                $50                 $500

The Trust's transfer agent will notify the Depository Trust Company ("DTC") of the reverse split and instruct DTC to adjust each shareholder's investment(s) accordingly. DTC is the registered owner of the Fund's shares and maintains a record of the Fund's record owners.

Redemption of Fractional Shares and Tax Consequences for the Reverse
Split

As a result of the reverse split, a shareholder of the Fund's shares potentially could hold a fractional share. However, fractional shares cannot trade on the NYSE Arca. Thus, the Fund will redeem for cash a shareholder's fractional shares at the Fund's split-adjusted NAV as of the Record Date. Such redemption may have tax implications for those shareholders and a shareholder could recognize gain or loss in connection with the redemption of the shareholder's fractional shares. Otherwise, the reverse split will not result in a taxable transaction for holders of the Fund's shares. No transaction fee will be imposedon shareholders for such redemption.

"Odd Lot" Unit

Also as a result of the reverse split, the Fund will have outstanding one aggregation of less than 50,000 shares to make a creation unit, or an "odd lot unit." Thus, the Fund will provide one authorized participant with a one-time opportunity to redeem the odd lot unit at the split-adjusted NAV or the NAV on such date the authorized participant seeks to redeem the odd lot unit.

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Please retain a copy of this Supplement with your Prospectus





DIREXION SHARES ETF TRUST

Direxion Daily Emerging Markets Bull 3X Shares
Direxion Daily Financial Bull 3X Shares
Direxion Daily Mid Cap Bull 3X Shares
Direxion Daily Real Estate Bull 3X Shares
Direxion Daily Technology Bull 3X Shares

Supplement dated May 1, 2010 to the
Prospectus dated
March 5, 2010

The Board of Trustees of Direxion Shares ETF Trust ("Trust") has approved share splits of the issued and outstanding shares of the Direxion Daily Emerging Markets Bull 3X Shares ("Emerging Markets Bull Fund"), Direxion Daily Financial Bull 3X Shares ("Financial Bull Fund"), Direxion Daily Mid Cap Bull 3X Shares ("Mid Cap Bull Fund"), Direxion Daily Real Estate Bull 3X Shares ("Real Estate Bull Fund") and Direxion Daily Technology Bull 3X Shares ("Technology Bull Fund") (collectively, the "Funds").

After the close of the markets on Tuesday, May 4, 2010 (the "Record Date"), the Financial Bull Fund and Mid Cap Bull Fund will effect a three for one share split of each Fund's issued and outstanding shares and the Emerging Markets Bull Fund, Real Estate Bull Fund and Technology Bull Fund will effect a four for one share split of each Fund's issued and outstanding shares.

As a result of these share splits, shareholders of the Financial Bull Fund and Mid Cap Bull Fund will receive an additional two shares for each share held of the applicable Fund. Accordingly, the number of each Financial Bull Fund and Mid Cap Bull Fund's issued and outstanding shares will increase by approximately 300%. In addition, the per share net asset value ("NAV") and next day's opening market price of each Financial Bull Fund and Mid Cap Bull Fund will be approximately three times lower.

Similarly, shareholders of the Emerging Markets Bull Fund, Real Estate Bull Fund and Technology Bull Fund will receive an additional three shares for each share held of the applicable Fund. Therefore, the number of each Emerging Markets Bull Fund, Real Estate Bull Fund and Technology Bull Fund's issued and outstanding shares will increase by approximately 400%, and the Emerging Markets Bull Fund, Real Estate Bull Fund and Technology Bull Fund's per share NAV and next day's opening market price will be approximately four times lower.

Shareholders of record on April 30, 2010 will participate in the share splits. Shares of each Fund will begin trading on NYSE Arca, Inc. ("NYSE Arca") on a split-adjusted basis on Wednesday, May 5, 2010 (the "Effective Date"). The next day's opening market value of each Fund's issued and outstanding shares, and thus a shareholder's investment value, will not be affected by the share split. The tables below illustrate the effect of a hypothetical three for one share split and a hypothetical four for one share split on a shareholder's investment:

3 for 1 Share Split
Period      # of Shares Owned   Hypothetical NAV  Total Market Value
Pre-Split               10                    $120           $1,200
Post-Split              30                     $40           $1,200

4 for 1 Share Split
Period      # of Shares Owned   Hypothetical NAV  Total Market Value
Pre-Split               10                    $160           $1,600
Post-Split              40                     $40           $1,600

The Trust's transfer agent will notify the Depository Trust Company ("DTC") of the share split and instruct DTC to adjust each shareholder's investment(s) accordingly. DTC is the registered owner of the Funds' shares and maintains a record of the Funds' record owners.

The share splits will not result in a taxable transaction for holders of the Funds' shares. No transaction fees will be imposed on shareholders in connection with the share splits.

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Please retain a copy of this Supplement with your Prospectus